1114 Avenue of the Americas 34th Floor New York, NY 10036 212.697.9660 telephone 212.697.9466 facsimile www.warrenresources.com

October 22, 2014

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Warren Resources, Inc.

Amendment No. 1 to Registration Statement on

Form S-3

Filed October 03, 2014

File No. 333-198815

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 6, 2014

File No. 000-33275

Dear Mr. Schwall:

This letter sets forth the responses of Warren Resources, Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 15, 2014 to Stewart P. Skelly with regard to the Company’s registration statement on Form S-3 and our annual report on Form 10-K for the fiscal year ended December 31, 2013.

In this letter, we have reproduced your comments in italics and the Company’s responses are in normal typeface.  Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

Amendment No. 1 to Registration Statement on Form S-3

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response:                                        The Company respectfully acknowledges that the Registration Statement will not be declared effective until we have cleared all Staff comments on our periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note K — Oil and Gas Reserve Data (Unaudited), page F-31

Summary of Changes in Proved Reserves, page F-32

2.                                      We note that in response to comment 6 in our letter dated September 24, 2014, you supplementally submitted a reconciliation of the changes in your proved undeveloped reserves that occurred during 2013. We also note the 4.7 MMBoe change in your gas reserves appears to be the result of two separate causal factors (e.g., extensions and discoveries relating to your drilling and revisions relating to an increase in gas pricing). We believe disclosure regarding each of the causes for material changes in your proved undeveloped reserves should be provided under Item 1203(b) of Regulation S-K. Accordingly, please expand your disclosure to provide the change in net quantities and an explanation of such changes sufficient to reconcile the overall change in your proved undeveloped reserves.

Response:                                        We acknowledge the Staff’s comment and respectfully submit the following supplemental information to describe the 4.7 MMBoe change in our proved undeveloped gas reserves: At the beginning of 2013, the value of our proved undeveloped gas reserves was zero.  During 2013, we added 4.7 MMBoe in our Atlantic Rim field, 2.8 MMBoe of which was attributable to revisions to our previous estimates as a result of an increase in gas pricing and 1.9 MMBoe of which was attributable to extensions and discoveries related to our drilling activities.  In addition, we transferred 1.1 MMBoe to proved developed producing during the year, and added 0.3 MMBoe in California due to drilling.

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2014, we will include additional disclosure similar to that above to discuss changes in our proved undeveloped gas reserves for each period.

Please direct any questions or additional comments regarding this letter to the undersigned at (212) 697-9660.

Sincerely,

/s/ Stewart P. Skelly
Stewart P. Skelly
Vice President and Chief Financial Officer

cc:                                John Hodgin, Petroleum Engineer

Ethan Horowitz, Branch Chief

Parhaum J. Hamidi, Staff Attorney

Norman von Holtzendorff, Senior Counsel

Philip A. Epstein, Chairman & Chief Executive Officer

Saema Somalya, Senior Vice President & General Counsel

Alan Baden, Thompson & Knight LLP